Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-271239

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated April 13, 2023

New Issue	May 9, 2023

WHEATON PRECIOUS METALS CORP.

Up to US$300,000,000 of Common Shares

This prospectus supplement (the “prospectus supplement”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Corporation”), together with the accompanying short form base shelf prospectus dated April 13, 2023 (the “prospectus”) qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) of the Corporation having an aggregate sale price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution (Conflicts of Interest)” and “Description of Common Shares”.

The outstanding common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”), listed on the New York Stock Exchange (the “NYSE”) and admitted to trading on the main market for listed securities (the “Main Market”) of the London Stock Exchange (the “LSE”), in each case under the trading symbol “WPM”. On May 8, 2023, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$69.36, on the NYSE was US$51.84 and on the LSE was £40.75. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Wheaton fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance. Following the issuance of any Offered Shares, Wheaton will make the required filings and applications to the UK Financial Conduct Authority (the “UK FCA”) and the LSE with respect to the admission of the Offered Shares distributed under the Offering to listing on the standard segment of the UK FCA’s Official List and to trading on the Main Market of the LSE, respectively.

Wheaton has entered into an ATM equity offering sales agreement dated May 9, 2023 (the “Sales Agreement”) with Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Eight Capital, Raymond James Ltd. and Canaccord Genuity Corp. (the “Canadian Agents”) and BofA Securities, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. (the “U.S. Agents” and, together with the Canadian Agents, the “Agents”) pursuant to which the Corporation may distribute up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Sales Agreement. See “Plan of Distribution (Conflicts of Interest)”.

The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Corporation’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). Sales of Offered Shares, if any, under this prospectus supplement and the prospectus are anticipated to be made through an Agent acting as sales agent by means of (i) ordinary brokers’ transactions on the NYSE or another United States “marketplace”, as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”), upon which the Offered Shares are listed, quoted or otherwise traded (“U.S. marketplace”), (ii) ordinary brokers’ transactions on the TSX that constitute an “at-the-market distribution” under National Instrument 44-102 – Shelf Distributions (“NI 44-102”), (iii) in the case of Canadian Agents, another Canadian “marketplace”, as such term is defined in NI 21-101, upon which the Offered Shares are listed, quoted or otherwise traded (“Canadian marketplace” and together with the U.S. marketplace, “marketplaces” and each, a “marketplace”), or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents will only sell Common Shares on marketplaces in Canada. The U.S. Agents will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Shares in Canada or sell the Offered Shares on any Canadian marketplace. See “Plan of Distribution (Conflicts of Interest)”.

The Offering is being made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Wheaton prepares its financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and in the United States. Such consequences, including for investors who are residents in, or citizens of, the United States or Canada, may not be fully described herein. Investors should read the tax discussion in this prospectus supplement and consult their own tax advisors with respect to their particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this prospectus supplement and in the accompanying prospectus may be residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons may be located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE SEC, ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This document does not constitute an offer or any part of any offer of transferable securities in the UK or to the public within the meaning of section 102B of the UK Financial Services and Markets Act 2000, as amended (the “FSMA”) or otherwise. Accordingly, this document does not constitute a prospectus or prospectus equivalent document for the purposes of Article 3 of Regulation (EU) 2017/1129, as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or otherwise, and has not been drawn up in accordance with the UK Prospectus Regulation Rules of the UK FCA made under section 73A of the FSMA or filed with or approved by the UK FCA. Nothing herein shall be construed as any offer, invitation or recommendation to purchase, sell or subscribe for any securities in the United Kingdom.

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

Wheaton will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Sales Agreement (the “Commission”). The amount of the Commission shall not exceed 2.0% of the gross sales price for such Offered Shares sold, and will be paid in United States dollars. The total expenses that the Corporation incurred related to the commencement of the Offering, excluding the Commission payable to the Agents under the terms of the Sales Agreement, was approximately US$1,000,000. See “Plan of Distribution (Conflicts of Interest)”.

No Agent involved in the at-the-market distribution, no affiliate of an Agent and no person or company acting jointly or in concert with an Agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the prospectus or this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the securities. See “Plan of Distribution (Conflicts of Interest)”.

In connection with the Offering, the Corporation may be considered to be a “connected issuer” within the meaning of National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”) to each of Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., BofA

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Securities, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. Affiliates of each of the aforementioned Agents are lenders to the Corporation. See “Plan of Distribution (Conflicts of Interest) – Relationship Between the Corporation and Certain of the Agents”.

Eduardo Luna and Charles Jeannes, each being a director of the Corporation, reside outside Canada. Mr. Luna and Mr. Jeannes have each appointed Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation’s head office is located at Suite 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

All dollar amounts in this prospectus supplement and the accompanying prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

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PROSPECTUS SUPPLEMENT

PROSPECTUS

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ABOUT THIS PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Readers should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement. The Corporation has not, and the Agents have not, authorized anyone to provide the reader with different or additional information and the Corporation and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that may be provided to readers. If anyone provides readers with any different, additional, inconsistent or other information, readers should not rely on it. Neither the Corporation nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer and sale is not permitted. Readers should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Offered Shares pursuant thereto. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. The Offered Shares will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, all references to Wheaton or the Corporation include direct and indirect subsidiaries of Wheaton Precious Metals Corp. Wheaton is a registered trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the aggregate amount of proceeds that the Corporation may receive pursuant to the Offering;
•	the expected use of net proceeds from the Offering, if any, which ultimately remains subject to the Corporation’s discretion;
•	the future price of commodities;
•	the estimation of future production from the mineral stream interests currently owned by the Corporation (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations;
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA (as defined herein) counterparties at Mining Operations;
•	the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Corporation of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;
•	future payments by the Corporation in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;

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•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Corporation;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Corporation’s business structure;
•	the Corporation’s assessment of taxes payable and the impact of the settlement with the Canada Revenue Agency (“CRA”) which provided for a final resolution of the Corporation’s tax appeal in connection with the reassessment under transfer pricing rules of the 2005 to 2010 taxation years related to the income generated by the Corporation’s foreign subsidiaries outside of Canada (the “CRA Settlement”);
•	possible CRA domestic audits for taxation years subsequent to 2015;
•	the Corporation’s assessment of the impact of any tax reassessments;
•	the Corporation’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Corporation’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	the satisfaction of each party’s obligations in accordance with the terms of the Corporation’s PMPAs or royalty arrangements;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
•	absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•	risks related to the satisfaction of each party’s obligations in accordance with the terms of the Corporation’s PMPAs, including the ability of the companies with which the Corporation has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Corporation’s business operations being materially different than currently contemplated;
•	any challenge or reassessment by the CRA of the Corporation’s tax filings being successful and the potential negative impact to the Corporation’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Corporation’s facts or change in law or jurisprudence);
•	risks relating to the potential implementation of a 15% global minimum tax;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;

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•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	risks related to climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	risks associated with environmental, social and governance matters;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•	risks related to the market price of the Common Shares;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Offered Shares under the Sales Agreement, including the amount of any net proceeds from such offering of Offered Shares and the use of any such proceeds;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•	other risks disclosed under the heading “Risk Factors” in this prospectus supplement, the prospectus and in the documents incorporated by reference herein and therein.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);

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•	that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Corporation and counterparties to its PMPAs;
•	that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
•	that the trading of the Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Corporation);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Corporation’s assessment that there has been no material change in the Corporation’s facts or change in law or jurisprudence);
•	that the sale of Offered Shares under the Sales Agreement will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Offered Shares, if any, will be used as anticipated;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out herein.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included and incorporated by reference herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies.

Accordingly, information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein that describes the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See “Technical Information” in the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement is determined using IFRS which differs from United States generally accepted accounting principles.

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CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Offering amount in this prospectus supplement is in United States dollars. The financial statements of the Corporation incorporated by reference in this prospectus supplement are reported in United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as “United States dollars” or “US$”. Canadian dollars are referred to as “Canadian dollars” or “C$”.

The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

	Three Months ended March 31		Year ended December 31
	2023	2022	2022	2021
High	C$1.3807	C$1.2867	C$1.3856	C$1.2942
Low	C$1.3312	C$1.2470	C$1.2451	C$1.2040
Rate at end of Period	C$1.3533	C$1.2496	C$1.3544	C$1.2678

On May 8, 2023, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3354.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3, telephone (604) 684-9648, and are also available electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or in the United States through the Electronic Data Gathering and Retrieval System (“EDGAR”) at the website of the SEC at www.sec.gov. The filings of the Corporation through SEDAR and EDGAR are not incorporated by reference in this prospectus supplement and the accompanying prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

1.	the annual information form (the “Annual Information Form”) of the Corporation for the year ended December 31, 2022 dated March 31, 2023;
2.	the audited consolidated financial statements of the Corporation as of and for the years ended December 31, 2022 and 2021, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”);
3.	the management’s discussion and analysis of the Corporation for the year ended December 31, 2022;

4.	the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2023 and 2022, and the notes thereto (the “Interim Financial Statements”);

5.	the management’s discussion and analysis of the Corporation for the three months ended March 31, 2023; and

6.	the management information circular of the Corporation dated March 21, 2023, prepared in connection with the annual and special meeting of shareholders of the Corporation to be held on May 12, 2023.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. In addition, if Wheaton disseminates a news release in respect of previously undisclosed information that, in Wheaton’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), Wheaton will identify such news release as a “designated news release” for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that Wheaton files on SEDAR (each such news release, a

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“Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus only for the purposes of the Offering.

Documents or information incorporated by reference in this prospectus supplement filed by the Corporation with the SEC under the U.S. Securities and Exchange Act of 1934 (the “Exchange Act”) on Form 40-F (or any respective successor form), from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into, and be deemed exhibits to, the Registration Statement of which this prospectus supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto containing documents or information incorporated by reference in this prospectus supplement filed or furnished by the Corporation with the SEC under the Exchange Act from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into, or as exhibits to, the Registration Statement of which this prospectus forms a part of, as applicable, but only if and to the extent expressly so provided in any such report.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

When the Corporation files a new annual information form, audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of Offered Shares under this prospectus supplement. Upon new unaudited interim condensed consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus supplement, all unaudited interim condensed consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of Offered Shares hereunder. Upon a management information circular in connection with an annual meeting being filed by the Corporation with the appropriate securities regulatory authorities during the currency of this prospectus supplement, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of Offered Shares hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Sales Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of Deloitte LLP; (4) the consent of Cassels Brock & Blackwell LLP; (5) the consent of Blake, Cassels & Graydon LLP; (6) powers of attorney from certain of the Corporation’s directors and officers (included in the Registration Statement); and (7) the consents of the “qualified persons” referred to in the prospectus or in this prospectus supplement.

AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign

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private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC are available on EDGAR, accessible at the SEC website: www.sec.gov.

The Corporation has filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act with respect to the Offered Shares. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation, the Offering and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE CORPORATION

Wheaton is a streaming company which generates its revenue primarily from the sale of precious metals and cobalt. Wheaton enters into purchase agreements (“precious metal purchase agreements” or “PMPAs”) to purchase all or a portion of the precious metals or cobalt production from mines located around the globe for an upfront payment and an additional payment upon the delivery of the precious metal or cobalt.

As of March 31, 2023, the Corporation has 28 long-term purchase agreements (three of which are early deposit precious metal purchase agreements), with 22 different mining companies, for the purchase of precious metals and cobalt relating to 20 mining assets which are currently operating, 12 of which are at various stages of development and three of which have been placed in care and maintenance or have been closed, located in 13 countries. Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this prospectus supplement and the documents incorporated by reference herein is the metal production to which Wheaton is entitled pursuant to the various precious metal purchase agreements. The production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. The primary drivers of the Corporation’s financial results are the volume of metal production at the various mines to which the precious metal purchase agreements relate and the price realized by Wheaton upon sale of the metals received.

The Corporation is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed. For a further description of the business of the Corporation, see the sections entitled “Corporate Structure” and “Description of the Business” in the Annual Information Form.

Recent Developments

Retirement of John Brough

On May 8, 2023, the Corporation announced that Mr. John Brough, a director of the Corporation, would be retiring from the board of directors of the Corporation upon the completion of his term at the annual and special meeting of shareholders of the Corporation to be held on May 12, 2023, due to personal health reasons.

RISK FACTORS

Before deciding to invest in the Offered Shares, investors should carefully consider all the information contained in, and incorporated or deemed incorporated by reference in, this prospectus supplement and the accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation’s securities described in the documents incorporated or deemed incorporated in the prospectus and herein by reference. See the risk factors below and the “Risk Factors” section of the prospectus and the documents incorporated or deemed incorporated by reference herein and therein. Each of the risks described in these sections and documents could materially and adversely affect the Corporation’s business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business, financial condition, results of operations and prospects.

No certainty regarding the net proceeds to the Corporation

There is no certainty that gross proceeds of US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Corporation’s behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

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Broad discretion in the use of proceeds

The Corporation currently expects to apply the net proceeds it receives from the Offering, if any, as described under “Use of Proceeds” of this prospectus supplement. Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering and could spend the proceeds in ways that do not improve the Corporation’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business and cause the price of the Common Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Future sales or issuances of securities

The Corporation may issue additional securities to finance future activities outside of the Offering. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per share.

CONSOLIDATED CAPITALIZATION

As at the date hereof, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements. As a result of the Offering, the shareholders’ equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares distributed under the Offering.

USE OF PROCEEDS

The Corporation intends to use the net proceeds from the Offering, if any, for funding precious metal purchase agreements and/or other general corporate purposes, including the repayment of indebtedness. The Corporation may, from time to time, issue securities (including equity securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are (i) ordinary brokers’ transactions on the NYSE or another U.S. marketplace, (ii) ordinary brokers’ transactions on the TSX that constitute “at-the-market distributions” as defined in NI 44-102, (iii) in the case of the Canadian Agents, another Canadian marketplace, or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Sales Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission and the expenses of the Offering. The gross proceeds of the Offering will be up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution (Conflicts of Interest)”.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Corporation has entered into the Sales Agreement with the Agents pursuant to which the Corporation may issue and sell from time to time through the Agents, as agents, Offered Shares having an aggregate sale price of up to US$300,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) pursuant to instructions provided by the Corporation to the Agents from time to time in accordance with the terms of the Sales Agreement.

The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act, supplementing the base prospectus which forms a part of the Registration Statement on Form F-10 filed with the SEC. Sales of Offered Shares, if any,

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under this prospectus supplement and the prospectus are anticipated to be made through an Agent acting as sales agent by means of (i) ordinary brokers’ transactions on the NYSE or another U.S. marketplace, (ii) ordinary brokers’ transactions on the TSX that constitute an “at-the-market distribution” under NI 44-102, (iii) in the case of Canadian Agents, another Canadian marketplace, or (iv) in the case of U.S. Agents, otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. As a result, prices may vary as between purchasers and during the period of distribution. The Corporation cannot predict the number of Offered Shares that it may sell under the Sales Agreement on the TSX, the NYSE or any other marketplace, or if any Offered Shares will be sold.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents will only sell Offered Shares on Canadian marketplaces. The U.S. Agents will not, directly or indirectly, advertise or solicit offers to purchase or sell the Offered Shares in Canada or sell the Offered Shares on any Canadian marketplace.

The Agents will offer the Offered Shares subject to the terms and conditions of the Sales Agreement from time to time as agreed upon by the Corporation and the Agents. On any day other than a day on which the NYSE or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time (each, a “Trading Day”), the Corporation may sell the Offered Shares through only one Agent and, if it determines to do so, it shall instruct the applicable Agent as to the maximum number of Offered Shares to be sold on such Trading Day and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, such Agent will use its commercially reasonable efforts to sell, on the Corporation’s behalf, all of the Offered Shares requested to be sold by the Corporation in accordance with its instruction. Under the Sales Agreement, no Agent has any obligation to purchase as principal for its own account any Offered Shares.

Either the Corporation or the Agent through whom the sale of the Offered Shares is to be made as sales agent on any Trading Day may suspend the Offering upon proper notice to the other party. The Corporation and each Agent with respect to itself has the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in such party’s sole discretion at any time.

If acting as sales agent, the applicable Agent will provide written confirmation to the Corporation following the close of trading on each Trading Day on which such Agent has made sales of the Offered Shares under the Sales Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the aggregate gross sales proceeds of the Offered Shares, (iii) the Commission payable by the Corporation to the Agents with respect to such sales, and (iv) the proceeds payable to the Corporation after deducting transaction fees, transfer taxes or similar taxes or fees imposed by any governmental entity or self-regulatory organization in respect of such sales.

The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Sales Agreement. The amount of the Commission shall not exceed 2.0% of the gross sales price for such Offered Shares sold. The Commission will be paid in United States dollars. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental entity or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of such Offered Shares.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise or unless otherwise required by Rule 15c6-1 under the Exchange Act, on the second business day that is also a Trading Day following the date on which any sales were made in return for payment of the gross proceeds to the Corporation, less transaction fees, transfer taxes or similar taxes or fees imposed by any governmental entity or self-regulatory organization in respect of such sales. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc.

The Corporation will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the aggregate gross proceeds and aggregate net proceeds received by the Corporation, and the aggregate compensation paid or payable by the Corporation to the Agents under the Offering during the annual or interim period, as applicable, in the Corporation’s annual and interim financial statements and related management’s discussion and analysis filed on www.sedar.com and with the SEC, for any fiscal quarters in which sales of Offered Shares occur.

In connection with the sales of the Offered Shares on the Corporation’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Sales Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. In addition, the Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Sales Agreement.

No Agent involved in the at-the-market distribution, no affiliate of such an Agent and no person or company acting jointly or in concert

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with an Agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the prospectus or this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the securities.

The total expenses that the Corporation incurred related to the commencement of the Offering, excluding the Commission payable to the Agents under the terms of the Sales Agreement, was approximately US$1,000,000.

Pursuant to the Sales Agreement, the Offering will terminate upon the earlier of (i) the issuance and sale of all of the Offered Shares subject to the Sales Agreement, and (ii) the termination of the Sales Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this prospectus supplement.

The Common Shares are listed and traded on the TSX, the NYSE and the LSE. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to Wheaton fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of the Offered Shares distributed under the Offering, subject to official notice of issuance. Following the issuance of any Offered Shares, Wheaton will make the required filings and applications to the UK FCA and LSE with respect to the admission of the Offered Shares distributed under the Offering to listing on the standard segment of the UK FCA’s Official List and to trading on the Main Market of the LSE, respectively.

Relationship Between the Corporation and Certain of the Agents

Certain banking affiliates of Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., BofA Securities, Inc., BMO Capital Markets Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. are members of a syndicate of lenders that has provided the US$2 billion revolving credit facility (as amended from time to time, the “Credit Facility”) to the Corporation. As a result, the Corporation may be considered a “connected issuer” to these Agents for purposes of Canadian securities laws. The Corporation is not in default of its obligations to the lenders under the Credit Facility and the lenders have not waived any breach of the applicable agreement since it was entered into. As at May 8, 2023, the Corporation had nil drawn under the Credit Facility. Each of the Corporation’s material subsidiaries (as defined in the Credit Facility agreement) has guaranteed the Corporation’s indebtedness under the Credit Facility. The determination of the terms and conditions of the Offering were made through negotiations among the Agents and the Corporation without the involvement of the lenders, although the lenders have been advised of the Offering. Other than the Commission and agreed upon expenses of the Agents payable to the Agents in connection with the Offering and the potential repayment of indebtedness to one or more of the Agents or their lending affiliates out of the net proceeds of the Offering, the Agents and their affiliates will derive no benefit from the Offering. See “Use of Proceeds” and “Plan of Distribution (Conflicts of Interest)”.

As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the Offering of the Offered Shares. The Corporation may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents, a portion of which the Corporation may reduce or repay with the net proceeds of the Offering. See “Use of Proceeds”. As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares. For a description of the terms and provisions of the Common Shares, see “Description of Securities – Common Shares” in the prospectus. As of May 8, 2023, there were 452,838,127 Common Shares outstanding.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Corporation has issued the following Common Shares:

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Date of Issuance	Type of Security	Issue Price	Number Issued
June 3, 2022	Common Shares(1)	US$41.69	218,148
September 8, 2022	Common Shares(1)	US$30.53	270,768
November 10, 2022	Common Shares(2)	C$32.93	10,810
November 18, 2022	Common Shares(2)	US$24.08	1,210
November 18, 2022	Common Shares(2)	US$24.55	765
November 22, 2022	Common Shares(2)	C$33.47	3,400
November 23, 2022	Common Shares(2)	US$24.08	500
November 24, 2022	Common Shares(2)	C$33.47	8,390
November 30, 2022	Common Shares(2)	C$33.47	3,475
November 30, 2022	Common Shares(2)	C$26.24	23,525
December 1, 2022	Common Shares(1)	US$37.97	192,351
December 1, 2022	Common Shares(2)	C$26.24	47,050
December 9, 2022	Common Shares(2)	C$32.93	24,905
December 9, 2022	Common Shares(2)	US$20.41	2,000
December 20, 2022	Common Shares(2)	US$24.08	515
December 21, 2022	Common Shares(2)	US$20.41	4,000
December 28, 2022	Common Shares(2)	C$26.24	32,670
March 14, 2023	Common Shares(2)	C$33.47	410
March 14, 2023	Common Shares(2)	C$49.86	390
March 14, 2023	Common Shares(2)	C$32.93	49,810
March 15, 2023	Common Shares(3)	Nil	22,058
March 15, 2023	Common Shares(2)	C$33.47	6,875
March 15, 2023	Common Shares(3)	Nil	4,538
March 16, 2023	Common Shares(3)	Nil	615
March 16, 2023	Common Shares(2)	US$24.08	5,690
March 16, 2023	Common Shares(3)	Nil	23,042
March 16, 2023	Common Shares(3)	Nil	4,944
March 17, 2023	Common Shares(2)	C$33.47	1,200
March 17, 2023	Common Shares(2)	C$32.93	27,905
March 20, 2023	Common Shares(2)	C$32.93	49,810
March 20, 2023	Common Shares(2)	US$20.41	3,660
March 22, 2023	Common Shares(2)	C$33.47	1,090
March 22, 2023	Common Shares(2)	C$32.93	750
March 23, 2023	Common Shares(2)	C$33.47	3,755
March 23, 2023	Common Shares(2)	US$24.08	200
March 23, 2023	Common Shares(2)	C$32.93	22,890
March 23, 2023	Common Shares(2)	US$24.55	19,695
March 23, 2023	Common Shares(2)	C$26.24	114,610
March 24, 2023	Common Shares(2)	US$24.08	24,210
March 24, 2023	Common Shares(2)	C$32.93	17,260
March 27, 2023	Common Shares(2)	C$33.47	6,620
March 27, 2023	Common Shares(2)	C$32.93	17,300
March 27, 2023	Common Shares(3)	Nil	4,475
March 28, 2023	Common Shares(2)	C$33.47	7,500
March 28, 2023	Common Shares(2)	C$49.86	1,540
March 28, 2023	Common Shares(2)	C$32.93	2,195
March 29, 2023	Common Shares(2)	C$60.00	346
March 29, 2023	Common Shares(2)	C$33.47	7,020
March 29, 2023	Common Shares(2)	C$49.86	390
March 29, 2023	Common Shares(2)	C$32.93	4,515
April 4, 2023	Common Shares(2)	C$32.93	1,700
April 5, 2023	Common Shares(2)	C$32.93	270
April 6, 2023	Common Shares(1)	US$49.12	54,497
April 6, 2023	Common Shares(2)	C$33.47	680
April 12, 2023	Common Shares(2)	C$60.00	690
April 12, 2023	Common Shares(2)	C$49.86	1,380
May 4, 2023	Common Shares(2)	C$49.86	3,076
Total:			1,364,083
Notes:
(1)	Issued pursuant to the Corporation’s dividend reinvestment plan.
(2)	Issued pursuant to the exercise of stock options.
(3)	Issued pursuant to the vesting of restricted share units.

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During the 12-month period before the date of this prospectus supplement, the Corporation has issued the following securities convertible into Common Shares:

Date of Issuance	Type of Security	Exercise Price	Number Issued
May 13, 2022	Restricted Share Units(1)	Nil	2,570
March 14, 2023	Restricted Share Units(1)	Nil	16,370
March 14, 2023	Restricted Share Units(1)	Nil	76,510
March 14, 2023	Stock Options(2)	C$59.41	253,390
March 14, 2023	Stock Options(2)	US$43.27	63,190
Total:			412,030
Notes:
(1)	As at the date of this prospectus supplement, the Corporation had 382,964 restricted share units outstanding.
(2)	As at the date of this prospectus supplement, the Corporation had 1,387,458 stock options outstanding.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE and admitted to trading on the Main Market of the LSE, in each case under the symbol “WPM”. The following tables set forth information relating to the trading of the Common Shares on the TSX, the NYSE and the LSE for the 12-month period prior to the date of this prospectus supplement.

	TSX			NYSE			LSE
Period	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume	High (£)	Low (£)	Volume

May 2022	59.22	50.31	24,162,975	46.35	38.52	12,622,181	37.00	32.60	81,430
June 2022	54.78	46.295	21,263,193	43.55	35.97	12,914,232	34.80	29.90	110,737
July 2022	48.19	40.52	21,059,463	37.26	31.56	13,142,630	30.80	25.70	80,783
August 2022	44.73	39.89	20,663,851	35.03	30.40	12,963,762	28.70	26.20	67,452
September 2022	45.41	39.05	22,305,628	34.08	28.63	14,691,663	30.00	25.40	64,833
October 2022	47.79	41.47	17,580,616	35.29	29.77	13,256,533	30.60	26.90	69,876
November 2022	52.73	41.66	25,021,625	39.13	30.35	12,638,976	32.80	27.20	58,152
December 2022	55.22	52.055	21,558,441	41.465	38.105	11,873,437	34.20	31.20	46,180
January 2023	62.42	54.20	20,332,386	46.525	39.63	10,344,742	38.10	32.60	67,183
February 2023	61.31	54.53	19,926,936	46.21	39.98	10,134,544	37.50	33.10	28,734
March 2023	65.78	53.03	27,376,652	48.51	38.40	16,646,042	39.40	32.50	112,136
April 2023	70.53	64.20	16,115,817	52.75	47.74	10,400,005	41.70	38.20	47,037
May 1-8 2023	71.39	66.19	5,196,968	52.54	48.82	3,029,186	41.40	39.40	12,454

On May 8, 2023, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$69.36, on the NYSE was US$51.84 and on the LSE was £40.75.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Corporation, and Blake, Cassels & Graydon LLP, Canadian counsel to the Agents, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires Offered Shares under the Offering as beneficial owner and who, for purposes of the Tax Act and at all relevant times, acquires and holds the Offered Shares as capital property, deals at arm’s length with the Corporation and the Agents, and is not affiliated with the Corporation or the Agents (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its Canadian tax results in a “functional currency” (as defined in the Tax Act, which excludes Canadian currency); (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, as those terms are defined in the Tax Act; or (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for the purpose of the Tax Act) or a corporation that does not deal at

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arm’s length (for purposes of the Tax Act) with a corporation resident in Canada, and that is or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm’s length, for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this prospectus supplement and the prospectus, the provisions of the Tax Act in force as of the date prior to the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. If the Tax Proposals are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Tax Proposals, this summary does not take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts must be computed in Canadian dollars using the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the Minister of National Revenue.

Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Offered Shares

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to “taxable dividends” received by individuals from a “taxable Canadian corporation”, each as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Corporation as “eligible dividends” in accordance with the Tax Act. There may be limits on the ability of the Corporation to designate dividends as eligible dividends.

Dividends (including deemed dividends) received on the Offered Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Offered Shares

Generally, upon a disposition (or a deemed disposition) of an Offered Share (other than on a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the Resident Holder’s adjusted cost base of such share, immediately before the disposition or deemed

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disposition, and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base, determined immediately before the acquisition of such share, of all Common Shares of the Corporation owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year, subject to and in accordance with the provisions of the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of an Offered Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Income Taxes

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the taxation year or, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income and taxable capital gains.

Generally, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, is neither resident in Canada nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on, or deemed to be carrying on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Dividends on Offered Shares

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Corporation will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-United States Tax Convention (1980), as amended (the “Treaty”), who is the beneficial owner of the dividend, and who qualifies for full benefits of the Treaty, the rate of such withholding tax will be reduced to 15% (or 5% if the beneficial owner of such dividend is a company that owns at least 10% of the voting stock of the Corporation). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting of which Canada is a signatory, affects many of Canada’s bilateral tax treaties (but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

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Disposition of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX, LSE and NYSE) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Offered Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute “taxable Canadian property” in their own particular circumstances.

If the Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. If the Offered Shares are taxable Canadian property of a Non-Resident Holder and are not “treaty-protected property”, as defined in the Tax Act, of the Non-Resident Holder at the time of disposition (or deemed disposition), the consequences above under “Taxation of Resident Holders - Disposition of Offered Shares” and “Taxation of Resident Holders - Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose Offered Shares constitute taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary only applies to U.S. Holders that hold the Common Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment) and that do not own and are not treated as owning (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of the Corporation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. This summary does not address estate or gift, any U.S. federal tax consequences other than income, or any U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. Each U.S. Holder of Common Shares is urged to consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

The following discussion is not intended to be, nor should it be construed as, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

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This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed) (“Treasury Regulations”), published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the U.S. Holders that: (a) are tax-exempt entities; (b) are banks, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) are partnerships or their partners; (d) are dealers or traders in securities or currencies; (e) are traders in securities that elect to apply a mark-to-market accounting method; (f) have a “functional currency” other than the U.S. dollar; (g) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; (h) acquired Common Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (i) are U.S. expatriates; (j) are subject to alternative minimum taxes; or (k) are required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is: (i) an individual who is a citizen or resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in or organized under the law of the United States, any State thereof, or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be subject to tax as a U.S. person under the Code and applicable Treasury Regulations.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds or is the beneficial owner of Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for the amount of any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as calculated for U.S. federal income tax purposes. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Corporation in property other than cash will be the fair market value of such property on the date of the distribution. See “Foreign Tax Credits” below for a discussion of the availability of any foreign tax credits related to Canadian taxes withheld.

To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares, causing a reduction in the U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of such Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain recognized on a sale, exchange or other taxable disposition of such Common Shares. See “Sale, Exchange or Other Taxable Disposition of Common Shares” below. However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to Common Shares will be treated as a dividend

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for U.S. federal income tax purposes. In the case of a U.S. Holder that is a corporation, dividends paid on the common shares generally will not be eligible for the “dividends received deduction.” The dividend rules are complex, and each U.S. Holder are urged to consult its own tax advisor regarding the application of such rules.

Subject to applicable exceptions with respect to short-term and hedged positions, dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” will be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and the Corporation believes that it is eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Common Shares are readily tradeable on an established securities market in the United States. However, there can be no assurance that the Common Shares will be considered readily tradeable on an established securities market in the United States in future years. If the Corporation is classified as a PFIC (as defined below) in the taxable year of distribution or in the preceding taxable year, then dividends received by U.S. Holders will not be qualified dividends. As discussed below in “Passive Foreign Investment Company Rules,” although not free from doubt, the Corporation believes that it is not currently a PFIC and believes it was not a PFIC for its prior taxable year.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in Common Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deductibility of capital losses is subject to limitations. Gain or loss, if any, that is realized upon a sale, exchange or other taxable disposition of Common Shares generally will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

Special, generally unfavourable, U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of passive assets and certain net gains from commodities transactions. For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Under certain attribution rules, if the Corporation were a PFIC, U.S. Holders would generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and would be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of the Common Shares of the Corporation, as well as their proportionate share of (a) any “excess distributions” (as discussed below) on the stock of a Subsidiary PFIC and (b) any gain realized upon the disposition or deemed disposition of stock of a Subsidiary PFIC by the Corporation or by another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Although not free from doubt, the Corporation believes that it currently is not a PFIC and does not expect to be classified as a PFIC in the foreseeable future for U.S. federal income tax purposes. However, the determination of PFIC status for any year is very fact specific, being based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge the Corporation’s classification. Accordingly, it is possible that the Corporation may be classified as a PFIC in the current taxable year or in future years. If the Corporation is classified as a PFIC in any year during which a U.S. Holder holds Common Shares, the Corporation generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years unless a U.S. Holder makes certain elections, for such year and all succeeding years during which such U.S. Holder holds Common Shares, regardless of whether the Corporation continues to meet the income or asset test discussed above.

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If the Corporation were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of Common Shares or upon the receipt of certain distributions treated as “excess distributions”, regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Corporation is classified as a PFIC, certain elections could be available to mitigate such consequences. If the Common Shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such Common Shares will constitute “marketable stock” for purposes of the PFIC rules. The Corporation expects that the Common Shares will constitute “marketable stock” for purposes of the PFIC rules. U.S. Holders that make a “mark-to-market election” with respect to such marketable stock would not be subject to the foregoing PFIC rules. After making such an election, a U.S. Holder generally would include as ordinary income each year during which the election is in effect and during which the Corporation is a PFIC the excess, if any, of the fair market value of Common Shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. A U.S. Holder with a mark-to-market election in effect also would be allowed to take an ordinary loss in respect of the excess, if any, of its adjusted tax basis in Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Common Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. However, the mark-to-market election will not be available with respect to any Subsidiary PFIC. Accordingly, U.S. Holders making a mark-to-market election would be subject to unfavorable tax consequences described above with respect to any Subsidiary PFIC. In the event that the Corporation is classified as a PFIC, U.S. Holders are urged to consult their own tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that elected to treat the Corporation as a “qualified electing fund” (a “QEF”). An election to treat the Corporation as a QEF will not be available, however, if the Corporation does not provide the information necessary to make such an election. The Corporation does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to Common Shares.

As discussed above in “Distributions on Common Shares”, notwithstanding any election made with respect to the Common Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to Common Shares will not qualify for reduced rates of taxation.

Additional Considerations

Tax on Passive Income

U.S. Holders that are individuals, estates and trusts are required to pay a 3.8 percent additional tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale or other taxable disposition of the Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be

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treated as U.S. source ordinary income or loss. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credits

Subject to generally applicable restrictions and conditions, any Canadian income tax imposed on dividend payments (whether directly or through withholding) in respect of Common Shares will be treated as a foreign income tax that may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). However, due to U.S. Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021, a U.S. Holder may be restricted in its use of any foreign tax credit unless such U.S. Holder elects benefits under an applicable income tax treaty with respect to an applicable tax. Dividends paid on Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Disclosure Requirements for Specified Foreign Financial Assets

Certain U.S. Holders that, during any taxable year, hold an interest in “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

Backup Withholding and Additional Information Reporting

In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Each U.S. Holder is urged to consult its own tax advisor regarding the information reporting and backup withholding rules.

INTERESTS OF EXPERTS

The scientific and technical information for the Corporation’s mineral projects on a property material to the Corporation contained in this prospectus supplement, the accompanying prospectus and the Annual Information Form has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101 and was sourced, in part, by the Corporation from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

a.	Peñasquito mine – Newmont Corporation’s Form 10-K filed with the SEC on February 23, 2023 (the “Newmont 10-K”);
b.	Salobo mine – the technical report filed by Vale S.A. with the SEC on Form 6-K dated March 30, 2022 entitled “Technical Report Summary, Salobo Operations, Pará State, Brazil” with an effective date of December 31, 2021 (the “Salobo Report”); and
c.	Antamina mine – Teck Resources Limited’s annual information form filed on SEDAR on February 21, 2023 (the “Teck AIF”).

A summary of the information from the Newmont 10-K is contained in the Annual Information Form under the heading “Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico”. A summary of the information from the Salobo Report is contained in the Annual Information Form under the heading “Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil”. A summary of the information from the Teck AIF is contained in the Annual Information Form under the heading “Further Disclosure Regarding Mineral Projects on Material Properties — Antamina Mine, Peru”.

S-19

Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, of the Corporation and Ryan Ulansky, M.A.Sc., P.Eng., Vice President, Engineering, of the Corporation are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the Peñasquito mine, the Salobo mine and the Antamina mine contained in this prospectus supplement, the accompanying prospectus, the Annual Information Form and certain other documents incorporated by reference herein.

Each of the aforementioned firms or persons held less than 1% of the outstanding securities or other property of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not, and will not, receive any direct or indirect interest in any securities or other property of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or estimates. Both Neil Burns and Ryan Ulansky are employees of the Corporation.

Deloitte LLP is the independent registered public accounting firm of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The Annual Financial Statements incorporated herein by reference and the effectiveness of the Corporation’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.

LEGAL MATTERS

Certain legal matters relating to the Offering of the Offered Shares hereby will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to United States legal matters. The Agents have been represented by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Shearman & Sterling LLP with respect to United States legal matters.

As of the date hereof, Cassels Brock & Blackwell LLP, and its partners and associates, and Blake, Cassels & Graydon LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Corporation is an Ontario corporation and its principal place of business is in Canada. The majority of the directors and officers of the Corporation and the experts named in this prospectus supplement and the documents incorporated by reference herein are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

The Corporation filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of securities under this prospectus supplement.

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SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 13, 2023

US$2,000,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Units

Warrants

Wheaton Precious Metals Corp. (“Wheaton” or the “Corporation”) may offer and sell from time to time common shares (the “Common Shares”), preferred shares (the “Preferred Shares”), debt securities (the “Debt Securities”), subscription receipts (the “Subscription Receipts”), units (the “Units”) and warrants (the “Warrants”) (all of the foregoing, collectively, the “Securities”) or any combination thereof in one or more series or issuances during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. The Securities may be offered separately or together or in any combination, and as separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement to this Prospectus (a “Prospectus Supplement”). This Prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) of the Canadian Securities Administrators.

Wheaton is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Wheaton prepares its financial statements, which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in this Prospectus may be, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in

Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult their own tax advisor with respect to their own particular circumstances.

Wheaton will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more Prospectus Supplements.

As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All applicable information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers, designated by the Corporation from time to time. Each Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the terms of the offering, including the number and terms of the Securities to which such Prospectus Supplement relates, the type of Security being offered, the method of distribution of such Securities, the name or names of any underwriters, dealers or agents with whom the Corporation has entered into arrangements with respect to the sale of such Securities and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in connection with an “at-the-market distribution”, the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions which are intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this Prospectus, as supplemented by any Prospectus Supplement. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the “at-the-market” prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”), listed on the New York Stock Exchange (the “NYSE”) and admitted to trading on the London Stock Exchange (“LSE”), in each case under the trading symbol “WPM”. On April 12, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$68.23, on the NYSE was US$50.77 and on the LSE was £39.80. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which such Securities may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any

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series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

The Corporation’s head office is located at Suite 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

Eduardo Luna and Charles Jeannes, each being a director of the Corporation, reside outside Canada. Mr. Luna and Mr. Jeannes have each appointed Cassels Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2, as his agent for service of process in Canada. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Investing in the Securities involves significant risks. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement and the documents incorporated by reference therein, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Cautionary Note Regarding Forward-Looking Statements and Information” and “Risk Factors”.

Wheaton has filed an undertaking with each of the securities regulatory authorities in each of the provinces and territories of Canada that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator, the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

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ABOUT THIS PROSPECTUS

Unless the context otherwise requires, all references to Wheaton or the Corporation include direct and indirect subsidiaries of Wheaton Precious Metals Corp. Wheaton is a registered trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide readers with different or additional information and takes no responsibility for, and can provide no assurance as to the reliability of, any other information that may be provided to readers. If anyone provides readers with any different, additional, inconsistent or other information, readers should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities pursuant thereto. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation’s website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. The Securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•	the estimation of future production from the mineral stream interests currently owned by the Corporation (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations;
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s purchase agreement (“precious metal purchase agreement” or “PMPA”) counterparties at Mining Operations;
•	the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Corporation of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;
•	future payments by the Corporation in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, any at-the-market program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;

•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Corporation;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Corporation’s business structure;
•	the Corporation’s assessment of taxes payable and the impact of the settlement with the Canada Revenue Agency (“CRA”) which provided for a final resolution of the Corporation’s tax appeal in connection with the reassessment under transfer pricing rules of the 2005 to 2010 taxation years related to the income generated by the Corporation’s foreign subsidiaries outside of Canada (the “CRA Settlement”);
•	possible CRA domestic audits for taxation years subsequent to 2015;
•	the Corporation’s assessment of the impact of any tax reassessments;
•	the Corporation’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Corporation’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	the satisfaction of each party’s obligations in accordance with the terms of the Corporation’s PMPAs or royalty arrangements;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•	risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);
•	absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•	risks related to the satisfaction of each party’s obligations in accordance with the terms of the Corporation’s PMPAs, including the ability of the companies with which the Corporation has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Corporation’s business operations being materially different than currently contemplated;
•	any challenge or reassessment by the CRA of the Corporation’s tax filings being successful and the potential negative impact to the Corporation’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Corporation’s facts or change in law or jurisprudence);
•	risks relating to the potential implementation of a 15% global minimum tax;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;

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•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	risks related to climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	risks associated with environmental, social and governance matters;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•	risks related to the market price of the Common Shares;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under any at-the-market program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•	other risks disclosed under the heading “Risk Factors” in this Prospectus and in the documents incorporated by reference herein.

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Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
•	that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Corporation and counterparties to its PMPAs;
•	that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
•	that the trading of the Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Corporation);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Corporation’s assessment that there has been no material change in the Corporation’s facts or change in law or jurisprudence);
•	that the sale of Common Shares under any at-the-market program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out herein.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included and incorporated by reference in this Prospectus are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”) and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), accessible at the SEC’s website: www.sec.gov.

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The Corporation has filed or will file with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Corporation may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Corporation prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein that describes the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See “Technical Information” in the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus are reported in United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as “United States dollars” or “US$”. Canadian dollars are referred to as “Canadian dollars” or “C$”.

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The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the periods indicated, as quoted by the Bank of Canada, were as follows:

Year ended December 31
	2022	2021
High	C$1.3856	C$1.2942
Low	C$1.2451	C$1.2040
Rate at end of Period	C$1.3544	C$1.2678

On April 12, 2023, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3447.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3, telephone (604) 684-9648, and are also available electronically at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “Annual Information Form”) of the Corporation for the year ended December 31, 2022 dated March 31, 2023;
(b)	the audited consolidated financial statements of the Corporation as of and for the years ended December 31, 2022 and 2021, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”);
(c)	the management’s discussion and analysis of the Corporation (“MD&A”) for the year ended December 31, 2022; and
(d)	the management information circular of the Corporation dated March 21, 2023, prepared in connection with the annual and special meeting of shareholders of the Corporation to be held on May 12, 2023.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with the securities commissions or similar regulatory authorities in the applicable provinces and territories of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. In addition, any document or information incorporated by reference in this Prospectus filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to the Exchange Act, subsequent to the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference into the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent provided in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

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A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities, except in cases where an exemption from such delivery requirements is available, together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

When the Corporation files a new annual information form, audited consolidated financial statements and related MD&A and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related MD&A and all unaudited interim condensed consolidated financial statements and related MD&A for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and related MD&A being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related MD&A filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a management information circular in connection with an annual meeting being filed by the Corporation with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this Prospectus and in the documents incorporated by reference herein, relating to properties and operations on the properties in which the Corporation holds stream interests, including the disclosure included in the sections entitled “General Development of the Business”, “Description of the Business”, “Technical Information”, “Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico”, “Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil” and “Further Disclosure Regarding Mineral Projects on Material Properties — Antamina Mine, Peru” in the Annual Information Form, is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof or as of the date of (or as specified in) this Prospectus or the documents incorporated by reference herein, as applicable, and none of this information has been independently verified by the Corporation. Specifically, as a stream holder, the Corporation has limited, if any, access to properties included in its asset portfolio. Additionally, the Corporation may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Corporation is dependent on, (i) the operators of the properties and their qualified persons to provide information to the Corporation, or (ii) publicly available information (including the information described in this Prospectus and the documents incorporated by reference herein) to prepare disclosure pertaining to properties and operations on the properties on which the Corporation holds stream interests, and generally has limited or no ability to independently verify such information. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties on which the Corporation holds stream interests. Although the Corporation does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.

The disclosure in this Prospectus and in the documents incorporated by reference herein relating to mineral reserve and mineral resource statements for individual properties is made as at the dates indicated. In addition, numerical information contained herein and in the documents incorporated by reference herein which has been derived from information publicly disclosed by owners or operators may have been rounded by the Corporation and, therefore, there may be some inconsistencies within the information presented herein or in the documents incorporated by reference herein, on the one hand, and with respect to significant digits presented in the information publicly disclosed by owners or operators, on the other hand.

If, after the date of this Prospectus, the Corporation is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Corporation, the Corporation will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words “short form prospectus” refer to a “shelf prospectus supplement”.

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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Deloitte LLP; (3) the consent of Cassels Brock & Blackwell LLP; (4) powers of attorney from certain of the Corporation’s directors and officers (included in the Registration Statement); (5) the consents of the “qualified persons” referred to in this Prospectus under “Interests of Experts”; and (6) the form of debt indenture. A copy of the form of warrant agreement, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

Wheaton is a streaming company which generates its revenue primarily from the sale of precious metals and cobalt. Wheaton enters into precious metal purchase agreements to purchase all or a portion of the precious metals or cobalt production from mines located around the globe for an upfront payment and an additional payment upon the delivery of the precious metal or cobalt.

As of December 31, 2022, the Corporation has 28 long-term purchase agreements (three of which are early deposit precious metal purchase agreements), with 22 different mining companies, for the purchase of precious metals and cobalt relating to 20 mining assets which are currently operating, 12 of which are at various stages of development and three of which have been placed in care and maintenance or have been closed, located in 13 countries. Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this Prospectus and the documents incorporated by reference herein is the metal production to which Wheaton is entitled pursuant to the various precious metal purchase agreements. The production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. The primary drivers of the Corporation’s financial results are the volume of metal production at the various mines to which the precious metal purchase agreements relate and the price realized by Wheaton upon sale of the metals received.

The Corporation is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed. For a further description of the business of the Corporation, see the sections entitled “Corporate Structure” and “Description of the Business” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

As at the date hereof, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Annual Financial Statements, which are incorporated by reference in this Prospectus. The terms of the Revolving Facility (as defined in the Annual Information Form) require the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. As at the date hereof, the Corporation is in compliance with all applicable covenants to which it is currently subject pursuant to the Revolving Facility.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Corporation’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to Wheaton from any offering of Securities, the proposed use of those proceeds and the specific business objectives which the Corporation expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount that we spend in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those

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referred to under “Risk Factors” and any other factors set forth in the applicable Prospectus Supplement. The Corporation may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities. The Corporation may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus or any applicable Prospectus Supplement. See “Risk Factors”.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Corporation may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Corporation may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers, designated by the Corporation from time to time. Each Prospectus Supplement will set forth the terms of the offering, including the number and terms of the Securities to which such Prospectus Supplement relates, the type of Security being offered, the method of distribution of such Securities, the name or names of any underwriters, dealers or agents with whom the Corporation has entered into arrangements with respect to the sale of such Securities and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. Only underwriters named in the applicable Prospectus Supplement are deemed to be underwriters in connection with such Securities offered by that Prospectus Supplement.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market distribution” as defined in NI 44-102 and subject to limitations imposed by, and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in connection with an “at-the-market distribution”, the underwriters, dealers or agents may, subject to applicable law, over-allot or effect transactions which are intended to stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriter’s, dealer’s or agent’s over-allocation position acquires those Securities under this Prospectus, as supplemented by any Prospectus Supplement. No underwriter, dealer or agent involved in an “at-the-market distribution”, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the “at-the-market” prospectus

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including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities.

The Corporation may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities.

Unless otherwise specified in the applicable Prospectus Supplement, the Corporation does not intend to list any of the Securities other than the Common Shares on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Preferred Shares, Debt Securities, Subscription Receipts, Units and Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of April 12, 2023, there were an aggregate of 452,835,051 Common Shares issued and outstanding. In addition, as of April 12, 2023, there were 1,390,534 Common Shares issuable upon the exercise of outstanding stock options and 382,964 Common Shares issuable upon the vesting of restricted share units. The Common Shares may be offered separately or together with other Securities, as the case may be.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The Corporation has adopted advance notice provisions for the nomination of directors which apply in circumstances where director nominations are made by shareholders of the Corporation, other than in connection with (i) the requisition of a shareholders’ meeting, or (ii) a shareholder proposal, in each case made pursuant to the Business Corporations Act (Ontario). The advance notice provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation.

Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation, are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Corporation provide for the potential issuance of Preferred Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. The Common Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

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Preferred Shares

The authorized share capital of the Corporation consists of an unlimited number of Preferred Shares. As of April 12, 2023, there were no Preferred Shares issued and outstanding. The Preferred Shares may be offered separately or together with other Securities, as the case may be.

The Preferred Shares may, at any time or from time to time, be issued in one or more series. The Corporation’s Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Corporation’s Board of Directors in respect of a series of shares, the holder of a Preferred Share shall not be entitled to vote at meetings of shareholders. The Preferred Shares of each series rank on a priority with the Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. The Preferred Shares do not carry any provisions permitting or restricting the issuance of additional securities or other material restrictions, nor do they contain any provisions requiring a securityholder to contribute additional capital.

Debt Securities

In this section describing the Debt Securities, the term “Corporation” refers only to Wheaton Precious Metals Corp. without any of its subsidiaries.

As of April 12, 2023, there were no Debt Securities outstanding. The following description sets forth certain general terms and provisions of Debt Securities that may be issued hereunder and is not intended to be complete. The Debt Securities may be offered separately or together with other Securities, as the case may be. The specific terms of Debt Securities, including the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Corporation and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in each of the provinces and territories of Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in United States dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture also permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

The particular terms relating to Debt Securities offered by a Prospectus Supplement (the “Offered Securities”) will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered
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Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;
•	the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;
•	the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;
•	the covenants applicable to the Offered Securities;
•	the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;
•	whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;
•	whether the Offered Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;
•	the denominations in which registered Offered Securities will be issuable, if other than denominations of US$2,000 and integral multiples of US$1,000 and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;
•	each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading “Payment” below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;
•	if other than United States dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;
•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and
•	any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:

•	holders may not tender Debt Securities to the Corporation for repurchase; and
•	the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

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Any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation’s other unsecured, unsubordinated obligations, except to the extent prescribed by law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of US$2,000 and integral multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement, without service charges. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable to bearer Debt Securities thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by check mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Securities

Unless otherwise indicated in the applicable Prospectus Supplement, registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the “Depositary”) identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

The Corporation’s obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor’s rights relating to a Global Security will be governed by the account rules of the investor’s financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

•	the investor cannot have Debt Securities registered in his or her own name;
•	the investor cannot receive physical certificates for his or her interest in the Debt Securities;
•	the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;
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•	the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;
•	the Depositary’s policies will govern payments, transfers, exchange and other matters relating to the investor’s interest in the Global Security; the Corporation and the Trustee will have no responsibility for any aspect of the Depositary’s actions or for its records of ownership interests in the Global Security; the Corporation and the Trustee also do not supervise the Depositary in any way; and
•	the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

The special situations for termination of a Global Security are:

•	when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and
•	when and if the Corporation decides to terminate a Global Security.

The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

Unless otherwise indicated in the applicable Prospectus Supplement, the term “Event of Default” with respect to Debt Securities of any series means any of the following:

(a)	default in the payment of the principal of (or any premium on) any Debt Security of that series at its Maturity;
(b)	default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;
(c)	default in the deposit of any sinking fund payment, when the same becomes due by the terms of the Debt Securities of that series;
(d)	default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;
(e)	certain events of bankruptcy, insolvency or reorganization; or
(f)	any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount

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(or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities or Indexed Securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

No holder of a Debt Security of any series will have any right to institute any proceedings, judicial or otherwise, unless:

•	such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;
•	the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and
•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

The Corporation will be required to furnish to the Trustee annually an officers’ certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term “defeasance” means discharge from some or all of the Corporation’s obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

•	the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or
•	the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

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•	an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; provided that in the case of legal defeasance, such opinion shall also confirm there has been a change in current U.S. federal income tax law or a ruling by the IRS supporting the preceding tax position; and
•	an opinion of Canadian counsel or a ruling from the CRA that there would be no such recognition of income, gain or loss for Canadian federal, provincial or territorial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial or territorial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

•	change the stated maturity of the principal of, or interest on, such outstanding Debt Security;
•	reduce the principal amount of or interest on such outstanding Debt Security;
•	reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;
•	change the place or currency of payments on such outstanding Debt Security;
•	reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or
•	modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation’s compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, or to make any change, in any case, that does not adversely affect the interests of any holder of such Debt Securities.

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Consent to Jurisdiction and Service

Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a substantial portion of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation may need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States from the Corporation’s assets. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Subscription Receipts

As of April 12, 2023, there were no Subscription Receipts outstanding. The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The Subscription Receipts may be offered separately or together with other Securities, as the case may be.

Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Securities or a combination of Securities. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

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•	the designation and aggregate number of such Subscription Receipts being offered;
•	the price at which such Subscription Receipts will be offered;
•	the designation, number and terms of the Securities to be received by the holders of such Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;
•	the conditions (the “Release Conditions”) that must be met in order for holders of such Subscription Receipts to receive, for no additional consideration, Securities;
•	the procedures for the issuance and delivery of the Securities to holders of such Subscription Receipts upon satisfaction of the Release Conditions;
•	whether any payments will be made to holders of such Subscription Receipts upon delivery of the Securities upon satisfaction of the Release Conditions;
•	the identity of the Escrow Agent;
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;
•	procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;
•	any entitlement of the Corporation to purchase such Subscription Receipts in the open market by private agreement or otherwise;
•	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;
•	whether the Corporation will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;
•	whether the Corporation will issue such Subscription Receipts as bearer securities, as registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	whether the Corporation will apply to list such Subscription Receipts on any exchange;
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•	material United States and Canadian federal income tax consequences of owning such Subscription Receipts; and
•	any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Securities on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Corporation may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

As of April 12, 2023, there were no Units outstanding. The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. The Units may be offered separately or together with other Securities, as the case may be.

Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included security comprising part of such Unit).

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of such Units being offered;
•	the price at which such Units will be offered;
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•	the designation and terms of such Units and the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
•	any provisions for the issuance, payment, settlement, transfer or exchange of such Units or of the Securities comprising the units;
•	whether such Units will be issued in fully registered or global form;
•	whether the Corporation will apply to list such Units on any exchange;
•	material United States and Canadian federal income tax consequences of owning such Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and
•	any other material terms or conditions of such Units.

Warrants

As of April 12, 2023, there were no Warrants outstanding. The following description sets forth certain general terms and provisions of Warrants that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be.

Warrants may be issued at various times which will entitle the holders thereof to Common Shares, Preferred Shares, Units or Debt Securities. Warrants will be issued pursuant to one or more warrant indentures to be entered into by the Corporation and one or more banks or trust companies acting as warrant agent that will be named in the relevant Prospectus Supplement.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture. You should refer to the warrant indenture relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture relating to an offering of Warrants will be filed by the Corporation with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Corporation has entered into it.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the designation and aggregate number of such Warrants being offered;
•	the price at which such Warrants will be offered;
•	the designation, number and terms of the Common Shares, Preferred Shares, Units or Debt Securities, as applicable, purchasable upon exercise of such Warrants, and procedures that will result in the adjustment of those numbers;
•	the date on which the right to exercise such Warrants will commence and the date on which the right will expire;
•	the exercise price of such Warrants;
•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which such Warrants and the other Security will be separately transferable;
•	any minimum or maximum amount of Warrants that may be exercised at any one time;
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of such Warrants;
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•	whether such Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
•	provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Preferred Shares, Units, Debt Securities or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
•	material United States and Canadian federal income tax consequences of owning such Warrants; and
•	any other material terms or conditions of such Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous 12-month period, Common Shares that were issued upon the exercise or vesting, as applicable, of options, restricted share units and other securities that are convertible or exchangeable into Common Shares, and in respect of the grant of options or restricted share units to acquire Common Shares or in respect of other securities that are convertible or exchangeable into Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada, are listed on the NYSE in the United States and are admitted to trading on the LSE, in each case under the trading symbol “WPM”. Trading price and volume of the Common Shares during the previous 12-month period will be provided as required in each Prospectus Supplement.

RISK FACTORS

An investment in securities of the Corporation is highly speculative and involves significant risks due to the nature of its business, which is the purchase and subsequent sale of precious metal and/or cobalt production from producing mining companies. Any prospective investor should carefully consider the information contained in this Prospectus and any Prospectus Supplement (including, without limitation, the documents incorporated by reference herein and therein, including the Annual Information Form) before purchasing any of the Securities distributed under a Prospectus Supplement. Discussions of certain risks affecting Wheaton in connection with its business are provided in its disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus. These risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in the forward-looking

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statements relating to the Corporation. The risks described in this Prospectus and any accompanying Prospectus Supplement and the documents incorporated by reference herein and therein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

INTERESTS OF EXPERTS

The scientific and technical information for the Corporation’s mineral projects on a property material to the Corporation contained in this Prospectus and the Annual Information Form has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101 and was sourced, in part, by the Corporation from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

a.	Peñasquito mine – Newmont Corporation’s Form 10-K filed with the SEC on February 23, 2023 (the “Newmont 10-K”);
b.	Salobo mine – the technical report filed by Vale S.A. with the SEC on Form 6-K dated March 30, 2022 entitled “Technical Report Summary, Salobo Operations, Pará State, Brazil” with an effective date of December 31, 2021 (the “Salobo Report”); and
c.	Antamina mine – Teck Resources Limited’s annual information form filed on SEDAR on February 21, 2023 (the “Teck AIF”).

A summary of the information from the Newmont 10-K is contained in the Annual Information Form under the heading “Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico”. A summary of the information from the Salobo Report is contained in the Annual Information Form under the heading “Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil”. A summary of the information from the Teck AIF is contained in the Annual Information Form under the heading “Further Disclosure Regarding Mineral Projects on Material Properties — Antamina Mine, Peru”.

Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, of the Corporation and Ryan Ulansky, M.A.Sc., P.Eng., Vice President, Engineering, of the Corporation are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the Peñasquito mine, the Salobo mine and the Antamina mine contained in this Prospectus and the Annual Information Form.

Each of the aforementioned firms or persons held less than 1% of the outstanding securities or other property of the Corporation or of any associate or affiliate of the Corporation when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not, and will not, receive any direct or indirect interest in any securities or other property of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports or estimates. Both Neil Burns and Ryan Ulansky are employees of the Corporation.

Deloitte LLP is the independent registered public accounting firm of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

LEGAL MATTERS

Certain legal matters in connection with an offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to United States legal matters. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP own, directly or indirectly, less than 1% of the Common Shares.

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ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Corporation is an Ontario corporation and its principal place of business is in Canada. The majority of the directors and officers of the Corporation and the experts named in this Prospectus and the documents incorporated by reference herein are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or “blue sky” laws.

The Corporation has filed or will file with the SEC, concurrently with the Registration Statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation will appoint Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including in British Columbia, BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 and NI 44-102. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Corporation has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

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